United States securities and exchange commission logo





                               October 25, 2022

       Swee Guan Hoo
       Chief Executive Officer
       Energem Corp.
       Level 3, Tower 11, Avenue 5, No. 8
       Jalan Kerinchi, Bangsar South
       Wilayah Persekutuan Kuala Lumpur, Malaysia

                                                        Re: Energem Corp.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted September
26, 2022
                                                            CIK No. 0001879373

       Dear Swee Guan Hoo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       General

   1. Please refile your registration statement on Form S-4 or provide a legal analysis as to your eligibility to file as
a foreign private issuer on Form F-4. Please refer to General
                                                        Instruction A.1 of Form
F-4 and the definition of "foreign private issuer" in Securities Act
                                                        Rule 405.
   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has
 Swee Guan Hoo
Energem Corp.
October 25, 2022
Page 2
         substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
3. We note apparently inconsistent statements regarding the Class B shares. For example, disclosure on page 49 states "[t]he Founder Shares are automatically convertible into
         Class A Ordinary Shares at the Closing" and disclosure on page 71 "[a]t Closing, the
         Founder will own all outstanding of Energem Class B Ordinary Shares." Please revise to reconcile. Also, clarify whether the combined entity will have a dual-class share structure with super-voting rights in light of disclosure on page 87, making appropriate revisions to the description of share capital section. We note disclosure that the sponsor will have the right to designate three directors and to approve or reject transactions involving
         Graphjet, however these rights are not described in the section cross-referenced. Please revise to describe these rights of the sponsor, identify the sponsor-designated directors, and include risk factor disclosure.
4. We note that throughout your registration statement you provide footnotes citing hyperlinks to third-party websites to support factual assertions, statistical data or otherwise. Please be advised that where you include a hyperlink in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please refer to
         Release No. 34-42728 for further guidance regarding the use of hyperlinks in your filing.
         Please revise.
Cover Page

5. Please disclose the voting power of the (i) public shareholders, (ii) sponsor, (iii) PIPE investors, if any, and (iv) Graphjet shareholders following the business combination.
       Clearly state whether the combined entity will be a controlled company under the Nasdaq rules and, if so, whether it intends to avail itself of the "controlled company" exemptions to the corporate governance listing standards of Nasdaq. In this regard, we note the
FirstName LastNameSwee Guan Hoo
       reference on page 87 to the "founder-controlled company" and disclosure regarding
Comapany    NameEnergem
       control  on page 116,Corp.
                             as well as the table indicating that Graphjet
shareholders will own
October85%
         25, of thePage
             2022   combined
                         2     entity.
FirstName LastName
 Swee Guan Hoo
FirstName LastNameSwee Guan Hoo
Energem Corp.
Comapany
October 25,NameEnergem
            2022       Corp.
October
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FirstName LastName
Questions and Answers about the Business Combination and the Extraordinary General Meeting
What happens to the funds deposited in the Trust Account after consummation of the Business
Combination?, page 14

6. Please revise to disclose the deferred fee of $12,075,000 payable to the underwriters from the trust account upon completion of the business combination, as disclosed on page 151.
What interests do the Sponsor and the current officers and directors of Energem have . . . . , page
15

7.       Please quantify the aggregate dollar amount and describe the nature of what the
         sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held including, without limitation, ordinary shares and warrants, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar
         disclosure for the company   s officers and directors, if material. In
this regard, we note
         disclosure regarding amounts payable pursuant to a promissory note and administrative support agreement (e.g., pages 52, 113-14).
What shareholder vote thresholds are required . . . . , page 19

8. Please revise proposal 2 to indicate whether this proposal is conditioned on approval of proposal 1.
9. We note that only the sponsor, as the Class B shareholder, appears entitled to vote on proposal 2(b) and proposal 5. If true, revise your disclosure to clarify how these proposals relate to Class A shareholders, addressing both quorum and voting requirements.
         Conform disclosure elsewhere for consistency, including without limitation, on pages 91-
         92.
10. Please revise your disclosure to reflect that discretionary authority may not be exercised to vote in favor of the adjournment proposal.
11. Please clarify disclosure regarding the percentage of public shareholders required to approve proposals on which their vote is solicited. In that regard, we note your disclosure on page 15 indicates 2.33% of public shareholders is required for approval, yet this does not seem to constitute a majority when combined with the 22.9% held by the sponsor.
Summary of the Proxy Statement/Prospectus, page 22

12. Please balance disclosure in the summary with information regarding the Graphjet's limited operating history, lack of revenues or sales, and net losses to date. Additionally highlight that the Graphjet's auditor has expressed substantial doubt about its ability to continue as a going concern. Include appropriate risk factor disclosure in relation to the foregoing.
13. Please revise disclosure regarding financial projections on pages 25-26 and 88 for clarify
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FirstName LastNameSwee Guan Hoo
Energem Corp.
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            2022       Corp.
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         and consistency. For example, it is unclear what period the projections cover, and what amount is projected for each year within the period. In this regard, we note disclosure that you and Baker Tilly were provided financial projections for the five years from 2023 through 2027, yet information on page 88 appears to cover a shorter period. Ensure consistent terminology and convert amounts into U.S. dollars to aid understanding.
14. Please revise your disclosure to provide an explanation for the basis of the projections beyond year three. Disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit. Given that Graphjet has limited operations and no revenues to date, your disclosure should clearly describe the basis for projecting revenues of approximately
         $800 million in 2023 (and onward) and the factors or contingencies that would affect these revenues from materializing. Please also disclose whether the preliminary letters of intent identified on page 26 are assumed to become binding contracts for specified production amounts. In addition, address whether the targeted production volumes are reasonable in light of Graphjet's current and planned manufacturing capabilities, rather than in relation to market demand, as page 79 discloses.
15. Please revise the diagrams on pages 23 and 24 to reflect the ownership interest of the sponsor, PIPE investors, public shareholders and Graphjet shareholders. Please reflect the portion, if any, represented by Class B shares.
16. Please revise your disclosure on page 26 to clearly distinguish between the opinions of
         Baker Tilly and the recommendations of Energm's board.
17. Please elaborate on the term Start-up Discount referenced on page 26 so that investors have a better understanding of how this measure was used in reaching your valuation of
         Graphjet.
18. Please revise disclosure regarding production capacity on page 26 to clearly state when the manufacturing plant is expected to be completed and disclose the expected production capacity for each year in the projection period. Describe the anticipated obstacles to overcome, timetable, and associated risks to enable securityholders to evaluate the reasonableness of the projections. Please also clarify how Graphjet will undertake production to meet its projections prior to completion and ramping-up of its own manufacturing plant.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 37

19. Please provide pro forma financial statements that include a balance sheet as of the date of your latest balance sheet and income statements for the latest fiscal year and interim period. The same comment applies to the Unaudited Pro Forma Condensed Combined
         Financial Information section starting on page 157.
Accounting for the Business Combination, page 38
 Swee Guan Hoo
FirstName LastNameSwee Guan Hoo
Energem Corp.
Comapany
October 25,NameEnergem
            2022       Corp.
October
Page 5 25, 2022 Page 5
FirstName LastName

20. We note your disclosures on pages 38 and 89 regarding your anticipated accounting treatment for the business combination and that the business combination will be treated using the acquisition method of accounting. Please tell how you reached that conclusion, or revise your disclosures accordingly, as it appears that it should be accounted for as a reverse capitalization with the financial statements of the combined entity represented as a continuation of the financial statements of Graphjet with the business combination being treated as the equivalent of Graphjet issuing stock for the net assets of Energem, accompanied by a recapitalization.
Basis of Pro Forma Presentation, page 39

21.      Refer to the table on page 39. Please address the following:

                Footnote (2) and (3) appear to indicate that the maximum redemptions scenario includes the shares underlying the Public and Private Placement warrants. However, these shares do not appear to be included in the amounts presented. Please revise or advise.

                Refer to footnote (4). Tell us how you concluded it was appropriate to include PIPE investment shares in the table. In this regard, we note your disclosure on page 12 that you intend to enter into subscription agreements and that there is no assurance you will successfully enter into any subscription agreements with PIPE investors; and

                Reconcile the amounts disclosed in the share ownership table on page 39 with the amounts disclosed on page 72. In addition, revise to also present the 50% redemption scenario, similar to your presentation on page 72.
Risk Factors, page 40

22. Please additionally disclose the material risks to unaffiliated investors presented by taking the company public through a business combination rather than an underwritten offering.
         These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Directors of Energem have potential conflicts of interest . . . . , page 41

23. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
24. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all
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FirstName LastNameSwee Guan Hoo
Energem Corp.
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         shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Pro Forma Capitalization, page 71

25.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities (e.g., shares underlying private units and private warrants). If the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the
company   s additional
         financing activities, then please also (i) quantify the number and value of securities the sponsor will receive and (ii) disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public security holders.
26. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
27. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Proposal No.1 - The Business Combination Proposal, page 72

28.      We note your presentation of pro forma book value per share on page
72. Please revise to
         provide in comparative columnar form, book value per share and loss per share on a historical and pro forma basis for the registrant and Graphjet for the most recent fiscal year and interim period.
29. You refer to pro forma book value in Footnote (3) but do not provide the data in the
         Unaudited Pro Forma Condensed Combined Financial Information section. Please revise.

Background of the Business Combination, page 73

30. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
31.      Please elaborate on what led to Energm   s management team initial
meeting with
         Graphjet   s management team.
 Swee Guan Hoo
Energem Corp.
October 25, 2022
Page 7
32. Please revise or explain the closing enterprise value of $3.078 billion disclosed on page 75 in light of disclosure elsewhere, including references to an "increase" and a valuation of
         "at least $2.0 billion" on page 76.
33.      We note that you engaged Baker Tilly to provide a fairness opinion.
Please
         revise disclosure throughout to clarify the scope of the fairness opinion. Clearly state that the opinion addresses fairness to all shareholders as a group. Please disclose the fees
         Baker Tilly will receive upon completion of the business combination and any amount that is contingent thereupon. Please also include the fairness opinion as an exhibit to your registration statement and file Baker Tilly's consent with your next amendment.
34. We note your reference on page 75 to a valuation analysis delivered to Energem by ARC
         Group Limited. Please include the information required by Item 1015(b) of Regulation
         M-A, or tell us why you are not required to do so. Additionally disclose the fees the financial advisor will receive upon completion of the business combination and any amount that is contingent thereupon; describe any additional services the financial advisor or its affiliates are providing in connection with the business combination (such as the
         PIPE investment) and the related fees, including contingent fees; and describe any services the financial advisor has provided to the Graphjet or affiliates of the parties.
35. Please disclose the identity of the underwriters for your initial public offering and whether they performed additional services thereafter. We note disclosure on page 151 that part of the IPO underwriting fee was deferred and, together with an additional $12.075 million fee, is conditioned on completion of a business combination. Please describe and quantify the aggregate fees payable to the IPO underwriters that is contingent on completion of a business combination.
36. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
37. Please revise this section to disclose any discussions about continuing employment or involvement for any persons affiliated with Energem before the business combination. In that regard, we note your disclosure on page 48 that Swee Guan Hoo and Doris Wong
         Sing Ee are expected to serve on the board of directors of the Combined Entity.
Interests of Certain Persons in the Business Combination, page 89
FirstName LastNameSwee Guan Hoo
38. Please clarify if the sponsor and its affiliates can earn a positive rate of return on
Comapany
       theirNameEnergem
            investment, even Corp.
                                if other SPAC shareholders experience a
negative rate of return in
       the post-combination
October 25, 2022 Page 7        entity.
FirstName LastName
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FirstName LastNameSwee Guan Hoo
Energem Corp.
Comapany
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            2022       Corp.
October
Page 8 25, 2022 Page 8
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Beneficial Ownership of Combined Entity Securities, page 112

39. We note the Lim Hooi Beng is identified as Non-Executive Chairman and Director of the post-combination entity, yet he is not included among the directors identified, and is not listed in the table of beneficial ownership. We also note that Mr. Beng and Mr. Rong own a significant interest in Graphjet. Please revise to reflect Mr. Beng's and Mr. Rong's ownership interest after the business combination.
Voting Rights, page 116

40. Please clearly disclose the voting rights of Class A Ordinary Shares and Class B Ordinary
         Shares.
Certain Material U.S. Federal Income Tax Considerations, page 130

41. We note your disclosure that there will be no material U.S. federal income tax consequences to U.S. Holders of Energem Class A Ordinary Shares and warrants as a result of the Business Combination. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Energem's securities and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K, per
         Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website


42. Please remove the reference to "certain" in the heading of this section and in all references thereto to clarify that the discussion is of the material tax consequences, not merely certain material tax considerations. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.
Graphjet's Business, page 143

43.      We note your disclosure that Graphjet is the owner of the
graphene/graphite
         manufacturing technology developed in collaboration with two Malaysian universities.
         We also note that page F-41 indicates that Graphjet "entered agreements with third parties from China in acquiring intellectual property amounting $6,805,807 for the production of
         Graphite and Graphene from palm kernel shell." Please explain the nature of these agreements and how these agreements relate to your intellectual property of your manufacturing technology. Please also disclose whether your technology is subject to any ownership, intellectual property, or other rights of any parties other than Graphjet. Please file the agreement by which Graphjet acquired the intellectual property as an exhibit to your registration statement.
44. We note disclosure on page 144 that "Graphjet is currently producing graphite and graphene on a small scale industry basis . . . [and] has been able to prove that its patented manufacturing process is capable of mass producing high quality & consistent graphite and graphene at competitive prices." Please balance this disclosure by identifying any
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FirstName LastNameSwee Guan Hoo
Energem Corp.
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            2022       Corp.
October
Page 9 25, 2022 Page 9
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         uncertainties and risks associated with the manufacturing process, also described elsewhere as "proven." Quantify Graphjet's current production capacity and describe the expected obstacles and timetable to ramp up production to meet projected quantities.
         Reconcile references to "patented" with disclosure elsewhere indicating that Graphjet's patents are pending.
Research and Development, page 147

45. Please elaborate on your collaboration agreements with UKM and UTEM. Please clearly describe the rights and obligations of the parties.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
149

46. Please revise your selected historical financial information information and results of operations discussions for each respective company to present the unaudited interim period information and analysis for 2022.
Liquidity and Capital Resources, page 156

47. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.
Energem Corp
Notes to Financial Statements
Note 7 - Shareholders' equity, page F-29

48. We note your disclosure on page 149 that you account for warrants as either equity or
         liability based on an assessment of the warrant   s specific terms and
applicable
         authoritative guidance. Please provide us with your assessment and conclusion on your public and private placement warrants separately. As part of your response, please tell us whether the related warrant agreements contain any of the provisions addressed in the
         Staff Statement on Accounting and Reporting Considerations for Warrants Issued by
         Special Purpose Acquisition Companies issued on April 12, 2021 and how these provisions impacted your accounting determination. Revise your accounting policies within your discussion as well as in your financial statements accordingly.

Zhonghe Graphene SDN, BHD
Index to Financial Statements September 30, 2021 and 2020 Page F-31, page F-31

49. Please refer to the financial statement updating requirements of Rule 8-08 of Regulation
         S-X and provide updated information with your next amendment.
 Swee Guan Hoo
Energem Corp.
October 25, 2022
Page 10
Exhibits

50. Please file your supply agreement with Toyoda as an exhibit to your registrations statement.
51. Please file the executive employment agreements referred to on page 38 as exhibits to your registration statement.
       You may contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameSwee Guan Hoo                               Sincerely,
Comapany NameEnergem Corp.
                                                              Division of
Corporation Finance
October 25, 2022 Page 10                                      Office of
Manufacturing
FirstName LastName